

May 3, 2013

Via E-mail
Gregory J. Hayes
Senior Vice President and Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

      Re: United Technologies Corporation
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 7, 2013
               File No. 001-00812

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 13

Management's Discussion and Analysis

Liquidity and Financial Condition, page 18

1. Please include an analysis of cash flows for each of operating, investing and financing activities that covers the three year period presented in the financial statements. For example, there is no analysis between fiscal 2011 and fiscal 2010. Refer to instruction 1 of Item 303(A) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1: Summary of Accounting Principles

Goodwill and Intangible Assets, page 38

2. Please tell us and disclose where the amortization of the commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms are reported in your financial statements.

Note 2: Business Acquisitions, Dispositions, Goodwill and Intangible Assets

Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 42

3. In the acquisition of Goodrich Corporation you recorded an assumed aggregate liability of approximately $2 billion for customer contractual obligations on certain original equipment manufacturing development programs where the expected costs exceed the expected revenue under contract. Please tell us:

   - How you identified the affected contracts;
   - The number of affected contracts;
   - The aggregate expected gross cost, aggregate expected gross revenue and aggregate expected gross loss associated with these contracts;
   - In detail how you computed the assumed liability, including the reasonable contracting profit margin assumed and how this margin was determined; and
   - Your accounting for the consumption of this contractual obligation, including where reported in your financial statements.

Note 3: Discontinued Operations, page 46

4. In the second paragraph of this note you disclose that the results of operations of discontinued operations include net gains expected on disposition. Please explain to us your basis for including the expected net gains and how such complies with the guidance in ASC 205-20. Also, tell us the amount of expected net gains included in the results of operations presented.

5. The pretax gain of approximately $2.1 billion on the sale of the legacy Hamilton Sundstrand industrial businesses appears to be the only pretax gain for 2012 disclosed in this note. Please reconcile this amount to the $861 million "gain on disposal" for 2012 shown in the table of the summarized financial information for discontinued operations presented on page 46.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Gregory J. Hayes
United Technologies Corporation
May 3, 2013
Page 3

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief